Exhibit 99.13

EXECUTION COPY

JEFFERIES FUNDING LLC JEFFERIES & COMPANY, INC. 520 Madison Avenue New York, New York, 10022	JEFFERIES FINANCE LLC 520 Madison Avenue New York, New York, 10022	WELLS FARGO FOOTHILL, LLC 2450 Colorado Avenue, Suite 3000 West Santa Monica, CA 90404

June 12, 2008

COMMITMENT LETTER

Tilman J. Fertitta
c/o 1510 West Loop South
Houston, Texas 77027

Re:           Landry’s Restaurants, Inc.

Ladies and Gentlemen:

You have advised Jefferies Funding LLC (“Jefferies Funding”), Jefferies Finance LLC (“Jefferies Finance”), Jefferies & Company, Inc. (“Jefco”, together with Jefferies Funding and Jefferies Finance, the “Jefferies Commitment Parties), Wells Fargo Foothill, LLC (“WFF” and, together with the Jefferies Commitment Parties, “we” or “us”) that Tilman J. Fertitta or a newly formed entity (the “Parent”) solely owned by Tilman J. Fertitta (“you”) intends to form an entity (the “Acquiror”) to acquire (the “Acquisition”) all of the issued and outstanding capital stock of Landry’s Restaurants, Inc., a Delaware corporation (the “Target,” and together with its subsidiaries, the “Acquired Business”), from the existing stockholders of the Target (other than you).  We understand that the Acquisition will be effected by means of a merger (the “Merger”) of the Acquiror with and into the Target with the Target being the surviving entity of such merger.  Capitalized terms used but not defined herein and defined in any exhibit hereto have the meanings assigned to them in such exhibit.

You have advised us that the total purchase price for the Acquisition (including fees and expenses and the refinancing (together with any applicable prepayment premium or fee, with the commitments thereunder being terminated, and all guarantees and security in respect thereof being released) (the “Refinancing”) of approximately $460.0 million of existing debt required to be refinanced, net of available cash (“Existing Debt”) plus debt to be assumed of approximately $400.0 million (plus the principal amount of any indebtedness incurred by the Gaming Business on or after the date hereof pursuant to its existing credit facility, as in effect on the date hereof) of the Acquired Business) (the “Purchase Price”) will be approximately $1,230.0 million, and that the Purchase Price, excluding debt to be assumed of approximately $400.0 million (plus the principal amount of any indebtedness incurred by the Gaming Business on or after the date hereof pursuant to its existing credit facility, as in effect on the date hereof), will be financed with:

(i)             no borrowings (other than (i) borrowings to pay fees directly associated with the negotiation and consummation of the Senior Credit Facilities, and (ii) outstanding letters of credit in an approximate face amount of $15.0 million) under a $50.0 million senior secured revolving credit facility (the “Revolving Credit Facility”),

(ii)             up to $250.0 million (plus the amount of any required original issue discount or upfront fees payable pursuant to the Flex and Securities Demand Letter (as defined below) as a result of an increase in interest rate margins as permitted by the Flex and Securities Demand Letter) of borrowings under a senior secured term loan facility (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Senior Credit Facilities”),

(iii)           the issuance and sale (the “Notes Offering”) of Senior Secured Notes (the “Notes”) yielding gross proceeds of $315.0 million (or, if the offering of the Notes is not consummated prior to, or concurrently with, the Acquisition, the drawdown of senior secured increasing rate loans (“Bridge Loans”) under a senior bridge loan facility (the “Bridge Loan Facility,” and together with the Senior Credit Facilities, the “Facilities”) in an aggregate principal amount of $315.0 million),

(iv)           the issuance and sale (the “Preferred Equity Offering” of preferred equity securities (the “Preferred Equity”), yielding gross proceeds of $50.0 million,

(v)            the contribution (the “Acquiror Equity Contribution”) in cash of at least $90.0 million by you to the Acquiror (via the Parent) as common equity, and

(vi)           the contribution (the “Rollover Equity Contribution” and, together with the Acquiror Equity Contribution, the “Equity Contribution”) of at least $125.0 million of “rollover” common equity (inclusive of outstanding options to acquire common equity) by certain existing stockholders of the Target.

The transactions in clauses (i) through (iii) above are referred to as the “Debt Financing,” and together with the Acquisition, the Merger, the Refinancing, the Preferred Equity Offering and the Equity Contribution are collectively referred to as the “Transactions.”  The sources and uses for the financing of the Transactions are as set forth on Annex A hereto.  You and your affiliates and the Target and its affiliates are referred to herein as the “Company.”  As used in this Commitment Letter and the other Financing Letters (as defined below), the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

1.           The Commitments.

We are pleased to inform you that:

(i)             each of Jefferies Finance and WFF hereby respectively commits, directly or through one or more of their respective affiliates, to severally (and not jointly) provide 50% of the Senior Credit Facilities, having the terms set forth on Exhibit A hereto,

(ii)            Jefferies Funding hereby commits, directly or through one or more of its affiliates, to provide the Bridge Loans, having the terms set forth on Exhibits B and C hereto; provided that Jefferies Funding shall use its commercially reasonable efforts to consummate the Notes Offering through Jefco without using the Bridge Loans, and

(iii)           Jefco hereby commits, directly or through one or more if its affiliates, to provide the Preferred Equity, having the terms set forth on Exhibit D hereto.

The commitments of Jefferies Funding, Jefco, Jefferies Finance and WFF are several and not joint and several.  The several respective commitments described in this Section 1 are collectively referred to herein as the “Commitments.”  The Commitments are, in each case, on the terms and subject to solely the conditions set forth in (i) this letter (including the exhibits, schedules and annexes hereto, collectively, this “Commitment Letter”), (ii) in the case of Jefco, the engagement letter, dated May 27, 2008 (including any exhibits, schedules and annexes thereto, collectively, the “Engagement Letter”) among you and Jefco, under which you have engaged Jefco to act in connection with the Notes Offering and the Preferred Equity Offering, and (iii) the market flex and securities demand letter, dated the date hereof (including any exhibits, schedules and annexes thereto, collectively, the “Flex and Securities Demand Letter” and, together with this Commitment Letter and the Engagement Letter, the “Financing Letters”), among you and us.  Notwithstanding anything to the contrary in any Financing Letter, the terms of this Commitment Letter are intended as an outline of certain of the material provisions of the Facilities and the Preferred Equity Offering, but do not include all of the terms, conditions, covenants, representations, warranties, default clauses and other provisions that will be contained in the definitive documentation for the Facilities and the Preferred Equity Offering (except as expressly contemplated in Exhibit D hereto under the caption “Change in Issuer of Preferred Equity”); provided that there (i) shall be no closing condition contained in the definitive documentation that is not specifically set forth in the conditions to this Commitment Letter or the Engagement Letter, and (ii) the market flex provisions of the Flex and Securities Demand Letter do not, and will not, permit the addition of additional closing conditions.  Subject to the foregoing, those matters that are not covered or made clear in the Financing Letters are subject to mutual agreement of the parties.  No party has been authorized by us to make any oral or written statements or representations that are inconsistent with the Financing Letters.

2.           Titles and Roles.  As consideration for the Commitments, you hereby agree that:

(a)           You hereby retain and, following the consummation of the Acquisition, will cause the Target and your and its respective affiliates to retain:

(i)             Jefco to act in the capacities and in connection with the matters set forth in the Engagement Letter,

(ii)            Jefferies Finance and WFF to act as co-book-runners, co-lead arrangers and co-syndication agents in connection with the Senior Credit Facilities,

(iii)           WFF to act as the sole administrative agent and sole collateral agent in connection with the Senior Credit Facilities, and

(iv)           Jefferies Funding to act as the sole book-runner, sole syndication agent, sole lead arranger, sole administrative agent and sole collateral agent in connection with the Bridge Loan Facility or any other loan to the Company (other than the Senior Credit Facilities) provided by one or more financial institutions or other lenders (including any institutional term loan) or other debt financing not covered by clause (i) above, any portion of the proceeds of which are applied, directly or indirectly, to (x) finance any portion of the purchase price to be paid in connection with the Acquisition or (y) refinance any Bridge Loans, Term Loans, Exchange Notes or Preferred Equity incurred, issued or assumed in connection therewith).

(b)           No other titles shall be awarded and no compensation (other than that expressly contemplated by the Financing Letters) shall be paid in connection with the Facilities and the Preferred Equity Offering.

Without limiting the foregoing, you shall not, and shall use best efforts to not permit the Target or any of your or its affiliates, directly or indirectly, to contact or use any other financial institution or other source of capital in connection with any financing referred to in Section 2(a) above.

3.           Conditions Precedent.  The closing of the Facilities, the making of the initial loans and other extensions of credit under the Facilities and the purchase of the Preferred Equity are conditioned solely upon satisfaction or waiver of the following conditions: (i) there shall not have been any event, development, change or circumstance since December 31, 2007 (the date of the most recent audited financial statements of the Acquired Business delivered to us as of the date hereof) that, either individually or in the aggregate, has caused or would reasonably be expected to cause a Material Adverse Effect (as defined in Exhibit E hereto), (ii) no banking moratorium shall have been declared by either federal or state authorities, (iii) we shall not have become aware after the date hereof of any information, circumstance, development, or other matter (including any matter relating to financial models and underlying assumptions relating to the Projections (as defined below)) affecting the Parent, Borrower (each as defined in Exhibit A hereto), the Acquiror and their respective subsidiaries (including the Acquired Business), you, any Transaction or any other matter contemplated by the Financing Letters (the “New Information”) that we reasonably believe to be inconsistent with any information disclosed to us prior to the date hereof (the “Disclosed Information”), which, if such New Information were to be regarded as a change from the Disclosed Information, would be regarded as materially adverse to the interests of the Investors (as defined below), and (iv) the other conditions, agreements and covenants set forth or referred to in the Financing Letters.

4.           Syndication.

(a)           We reserve the right, prior to or after execution of the definitive documentation for the Facilities and the Preferred Equity Offering, to syndicate all or part of the Commitments to third parties identified by the Applicable Committing Parties (as defined below), in consultation with you (collectively, including the proposed purchasers of the Preferred Equity in the Preferred Equity Offering, “Investors”).  “Applicable Committing Parties” means: (i) in the case of the Senior Credit Facilities, Jefferies Finance and WFF, (ii) in the case of the Bridge Loan Facility, Jefferies Funding, and (iii) in the case of the Preferred Equity Offering, Jefco.  The Commitments shall be reduced dollar-for-dollar, as applicable, as and when corresponding commitments are received from any Investors; provided that no such reduction shall relieve us of our obligation to fund on the Closing Date the portion of the Commitments so reduced to the extent any Investor fails, upon satisfaction or waiver of all conditions contained in the Financing Letters to such Investor making its initial extensions of credit on the Closing Date, to fund its Commitment on the Closing Date.  The Applicable Committing Parties will, in consultation with you, exclusively manage all aspects of any syndication, including decisions as to the selection of prospective Investors to be approached, when they will be approached, when their commitments will be accepted, which prospective Investors will participate, the allocation of the commitments among the Investors, and the amount and distribution of fees.  To assist us in our respective syndication efforts and the Preferred Equity Offering, you agree to use commercially reasonable efforts to prepare and provide promptly to us (and to use commercially reasonable efforts to cause the Acquired Business to prepare and provide to us) all customary information with respect to the Company, the Transactions and the other transactions contemplated hereby, including such Projections (defined below) as we may reasonably request in connection with the syndication of the Commitments; provided that, following the consummation of the Acquisition, you shall cause the Acquired Business to prepare and provide us with such information.

(b)           We intend to commence our syndication efforts and the Preferred Equity Offering promptly upon execution of this Commitment Letter, and you agree to assist us actively in our syndication efforts until (A) the reduction of the commitments and outstanding loans and other extensions of credit of (i) Jefferies Funding and its affiliates in respect of the Bridge Loan Facility to zero, and (ii) Jefferies Finance and WFF and their respective affiliates in respect of the Senior Credit Facilities to $45.0 million or less in the aggregate, and (B) the consummation of the Preferred Equity Offering.  Such assistance shall include:

(i)             using commercially reasonable efforts to ensure that our efforts benefit materially from your and the Acquired Business’ existing lending and investment banking relationships,

(ii)            direct contact between your senior management, representatives and advisors and the proposed Investors (and (x) prior to the consummation of the Acquisition, your using commercially reasonable efforts to cause, and (y) thereafter, to cause direct contact between senior management, representatives and advisors of the Acquired Business and the proposed Investors),

(iii)           your assistance (and (x) prior to the consummation of the Acquisition, your using commercially reasonable efforts to cause, and (y) thereafter, to cause the Acquired Business to assist) in the preparation of one or more confidential information memoranda (each, a “Confidential Information Memorandum”), and other marketing materials to be used in connection with the syndication of the Commitments and/or the Preferred Equity Offering (together with all Confidential Information Memoranda, the “Materials”),

(iv)           the provision to us of copies of any due diligence reports or memoranda prepared at your direction or any of your affiliates (other than, prior to the Acquisition, the Acquired Business) by legal, accounting, tax or other third party advisors in connection with the Acquisition, subject to the delivery by us to you of customary non-disclosure agreements as shall be reasonably requested,

(v)            prior to the launch of the syndication of the Commitments and the Preferred Equity Offering, the obtaining of monitored public ratings for the Facilities and corporate family/corporate credit ratings from each of Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), and

(vi)           the hosting, with us, of meetings with prospective Investors.

(c)           You agree, at our request, to assist in the preparation of a version of any Materials that consists exclusively of Public Investor Information (as defined below).  In addition, you agree that, unless specifically labeled “Private – Contains Non-Public Information”, no Materials disseminated to  potential Investors in connection with the syndication of the Facilities, whether through an internet website, electronically, in presentations, at meetings or otherwise, will contain any Material Non-Public Information (as defined below). You acknowledge and agree that the following documents contain and shall contain solely Public Investor Information (unless you notify us promptly that any such document contains Material Non-Public Information): (i) drafts and final definitive documentation with respect to the Facilities, (ii) administrative materials prepared by the Applicable Committing Parties for prospective Investors (including an investor meeting invitation, investor allocation, if any, and funding and closing memoranda), and (iii) notification of changes in the terms of the Facilities.  As used herein, the term “Material Non-Public Information” means information or documentation that is (i) not publicly available and (ii) material with respect to the Company or any of its securities for purposes of United States federal and state securities laws, and the term “Public Investor Information” means any information and documentation that is not Material Non-Public Information.

(d)           You agree that the Commitments are expressly conditioned upon your satisfaction of the requirements of the foregoing provisions of this Section 4 by a date sufficient to provide the Commitment Parties with a reasonable opportunity to (A) reduce the commitments and outstanding loans and other extensions of credit of (i) Jefferies Funding and its affiliates in respect of the Bridge Loan Facility to zero, and (ii) Jefferies Finance and WFF and their respective affiliates in respect of the Senior Credit Facilities to $45.0 million or less in the aggregate and (B) complete the Preferred Equity Offering prior to the Closing Date (as defined in Exhibit A hereto); provided that the syndication of the Facilities and a successful sale of the Preferred Equity is not a condition to the Commitments hereunder.

(e)           You agree that all Materials and Information (as defined below) (including draft and execution versions of the definitive documentation and draft or final offering materials relating to contemporaneous or prior securities issuances by the Company) may be disseminated in accordance with our standard syndication practices (including through hard copy and via one or more internet sites (including an IntraLinks or SyndTrak workspace), e-mail or other electronic transmissions).  Without limiting the foregoing, you authorize, and prior to the consummation of the Acquisition, will use commercially reasonable efforts to obtain contractual undertakings from the Acquired Business to authorize, and following the consummation of the Acquisition will cause the Acquired Business to authorize the use of your and its logos in connection with any such dissemination; provided that such authorization shall not give us any right to use such logos for any purpose other than in connection with such dissemination.  You further agree that, at our respective expense, we may, with your approval, which may not be unreasonably withheld, delayed or conditioned, place advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of information on the Internet or worldwide web as we may choose, and circulate similar promotional materials, after the closing of the Transactions in the form of a “tombstone” or otherwise, containing information customarily included in such advertisements and materials, including (i) the names of the Company and its affiliates (or any of them), (ii) our and our affiliates’ titles and roles in connection with the Transactions, and (iii) the amount, type and closing date of such Transactions.

5.           Information.  You represent, warrant and covenant that:

(a)           all information (including the Materials, the “Information”), other than the Projections, that has been or will be made available to us by or on behalf of you or the Acquired Business or any of your or its representatives is or will be, when furnished, complete and correct in all material respects,

(b)           none of the Information shall, when furnished or on the Closing Date, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements are made, and

(c)           all projections that have been or will be made available to us by or on behalf of you or the Acquired Business or any of your or its representatives (collectively, the “Projections”) have been or will be prepared in good faith based upon (i) accounting principles consistent with the historical audited financial statements of the Acquired Business and (ii) assumptions that are reasonable at the time made and at the time the related Projections are made available to us, it being recognized by the Commitment Parties that such Projections are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results, and that no assurance can be given that the projected results will be realized.

You agree that if at any time any of the representations and warranties in the preceding sentence would be incorrect if the Information or Projections were then being furnished, and such representations and warranties were then being made, at such time, you will promptly supplement the Information and/or the Projections, as the case may be, so that such representations and warranties will be correct under those circumstances.

You shall be solely responsible for Information (including contents of all Materials).  We (i) will be relying on Information and data provided by or on behalf of you or the Acquired Business or any of your or its representatives or otherwise available from generally recognized public sources, without having independently verified the accuracy or completeness of the same, (ii) do not assume responsibility for the accuracy or completeness of any such Information and data and (iii) will not make an appraisal of your assets or liabilities or the Acquired Business.  You shall (i) furnish us with all Information and data that we shall reasonably request in connection with our activities on behalf of you and your affiliates, and (ii) provide us full access, as reasonably requested, to your officers, directors, employees and professional advisors and use commercially reasonable efforts to provide us full access, as reasonably requested, to those of the Acquired Business; provided that, following the consummation of the Acquisition, you shall cause the Acquired Business to provide us full access, as reasonably requested, to such persons or entities.

6.           Clear Market.  You agree that, from the date hereof until the earlier of (a) the reduction of the commitments and outstanding loans and other extensions of credit of (i) Jefferies Funding and its affiliates in respect of the Bridge Loan Facility to zero, and (ii) Jefferies Finance and WFF and their respective affiliates in respect of the Senior Credit Facilities to $45.0 million or less in the aggregate or, if later, the completion of the Preferred Equity Offering, and (b) 180 days following the Closing Date, you will not, and, following the consummation of the Acquisition, you will not permit the Acquired Business or any of your or its respective affiliates to, directly or indirectly, (i) syndicate, place, sell or issue, (ii) attempt to syndicate, place, sell or issue, (iii) announce or authorize the announcement of the syndication, placement, sale or issuance of, or (iv) engage in discussions concerning the syndication, placement, offering, sale or issuance of, any debt facility, or debt, equity-linked or equity security of you, the Acquired Business or any of your or its respective affiliates (other than the financings included in the Transactions and the issuance by the Acquired Business of stock options or restricted stock awards in the ordinary course of business), including any renewals or refinancings of any existing debt facility, without our prior written consent, if such syndication, placement, sale or issuance would reasonably be expected to have a detrimental effect upon the Transactions, the reduction of the commitments and outstanding loans and other extensions of credit of (A) Jefferies Funding and its affiliates in respect of the Bridge Loan Facility to zero and (B) Jefferies Finance and WFF and their respective affiliates in respect of the Senior Credit Facilities to $45.0 million or less in the aggregate, or the completion of the Preferred Equity Offering.

7.           Fees and Expenses.  As consideration for the Commitments and our other undertakings hereunder, you hereby agree to pay or cause to be paid the fees, expenses and other amounts set forth in the Financing Letters.

8.           Indemnification.  As consideration for the Commitments and our other undertakings hereunder, you agree to the provisions with respect to indemnification and other matters contained in Annex B hereto, which is hereby incorporated by reference in this Commitment Letter.

9.           Confidentiality.  This Commitment Letter is delivered to you on the understanding that neither the existence of this Commitment Letter or any other Financing Letter nor any of their terms or substance will be disclosed, directly or indirectly, to any other person or entity except (a) as required by applicable law or compulsory legal process (in which case you agree to inform each of us promptly thereof and to cooperate with us, at our expense, in securing a protective order in respect thereof), (b) to your officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis and only in connection with the Transactions, (c) to rating agencies in connection with their review of the Facilities and the Preferred Equity Offering or the Company, (d) the information contained in this Commitment Letter may be disclosed in any Confidential Information Memorandum, and (e) this Commitment Letter (but not any other Financing Letter) may be disclosed to the Acquired Business and its officers, directors, employees, attorneys, accountants and advisors, in each case on a confidential and need-to-know basis and only in connection with the Transactions.

We acknowledge that any non-public information contained in the Information is being delivered to us on the understanding that neither such information nor the existence of this Commitment Letter or any other Financing Letter nor any of their terms or substance will be disclosed, directly or indirectly, to any other person or entity except (a) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof and to cooperate with us in securing a protective order in respect thereof), (b) to our and our affiliates’ officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis and only in connection with the Transactions, (c) to rating agencies in connection with their review of the Facilities and the Preferred Equity Offering or the Company, (d) the information contained in this Commitment Letter may be disclosed in any Confidential Information Memorandum, and (e) this Commitment Letter (but not any other Financing Letter) may be disclosed to the Acquired Business and its officers, directors, employees, attorneys, accountants and advisors, in each case on a confidential and need-to-know basis and only in connection with the Transactions.

Notwithstanding anything herein to the contrary, you and we (and any of your and our respective employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by the Financing Letters and all materials of any kind (including opinions or other tax analyses) that are provided to you or us relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to any Financing Letter, and (ii) neither you nor we shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws.  For this purpose, the tax treatment of the transactions contemplated by the Financing Letters is the purported or claimed U.S. federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of such transactions.

10.           Conflicts of Interest.  You acknowledge and agree that:

(a)           Jefferies Funding, Jefferies Finance and Jefco and/or their respective affiliates and subsidiaries (the “Jefferies Group”), in their respective capacities as principal or agent are involved in a wide range of commercial banking and investment banking activities globally (including investment advisory, asset management, research, securities issuance, trading, and brokerage) from which conflicting interests or duties may arise and, therefore, conflicts may arise between (i) the respective duties of Jefferies Funding, Jefferies Finance and Jefco hereunder and (ii) the duties or interests or other duties or interests of another member of the Jefferies Group, Jefferies Funding, Jefferies Finance, Jefco and any other member of the Jefferies Group may, at any time, (A) provide services to any other person, (B) engage in any transaction (on Jefferies Funding’s, Jefferies Finance’s or Jefco’s or their own account or otherwise) with respect to you or any member of the same group as you or (C) act in relation to any matter for any other person whose interests may be adverse to you or any member of your group (a “Third Party”), except that Jefferies Funding, Jefferies Finance, Jefco and any other member of the Jefferies Group may not represent or provide financing to any Third Party as a bidder for the Acquired Business or in any transaction that competes with the Acquisition, without your consent, for a period of 180 days following termination of the Commitments, and may retain for Jefferies Funding’s, Jefferies Finance’s, Jefco’s or its own benefit any related remuneration or profit, notwithstanding that a conflict of interest exists or may arise and/or that any member of the Jefferies Group is in possession or has come or comes into possession (whether before, during or after the consummation of the transactions contemplated hereunder) of information confidential to you; provided that such confidential information shall not be shared with or used by Jefferies Funding, Jefferies Finance, Jefco or any other member of the Jefferies Group in performing services or providing advice to any Third Party or otherwise, except as expressly permitted in Section 9.  You accept that permanent or ad hoc arrangements/information barriers may be used between and within the divisions of Jefferies Funding, Jefferies Finance and Jefco or divisions of other members of the Jefferies Group for this purpose and that locating directors, officers or employees in separate workplaces is not necessary for such purpose,

(b)           WFF and/or its affiliates and subsidiaries (the “WFF Group”), in their respective capacities as principal or agent are or may be involved in a wide range of commercial banking and investment banking activities globally (including investment advisory, asset management, research, securities issuance, trading, and brokerage) from which conflicting interests or duties may arise and, therefore, conflicts may arise between (i) the respective duties of WFF hereunder and (ii) the duties or interests or other duties or interests of another member of the WFF Group, WFF and any other member of the WFF Group may, at any time, (A) provide services to any other person, (B) engage in any transaction (on WFF’s or their own account or otherwise) with respect to you or any member of the same group as you or (C) act in relation to any matter for any Third Party, except that WFF and any other member of the WFF Group may not represent or provide financing to any Third Party as a bidder for the Acquired Business or in any transaction that competes with the Acquisition, without your consent, for a period of 180 days following termination of the Commitments, and may retain for WFF’s or its own benefit any related remuneration or profit, notwithstanding that a conflict of interest exists or may arise and/or that any member of the WFF Group is in possession or has come or comes into possession (whether before, during or after the consummation of the transactions contemplated hereunder) of information confidential to you; provided that such confidential information shall not be shared with or used by WFF or any other member of the WFF Group in performing services or providing advice to any Third Party or otherwise, except as expressly permitted in Section 9.  You accept that permanent or ad hoc arrangements/information barriers may be used between and within the divisions of WFF or divisions of other members of the WFF Group for this purpose and that locating directors, officers or employees in separate workplaces is not necessary for such purpose,

(c)           information that is held elsewhere within Jefferies Funding, Jefferies Finance, Jefco, WFF, the Jefferies Group or the WFF Group, but of which none of the individual directors, officers or employees having primary responsibility for the consummation of the transactions contemplated by this Commitment Letter actually has knowledge (or can properly obtain knowledge without breach of internal procedures), shall not for any purpose be taken into account in determining our responsibilities to you hereunder,

(d)           neither we nor any other member of the Jefferies Group or the WFF Group shall have any duty to disclose to, or utilize for the benefit of, you, any non-public information acquired in the course of providing services to any other person, engaging in any transaction (on our or its own account or otherwise) or otherwise carrying on our respective business or its business,

(e)           (i) neither we nor any of our respective affiliates have assumed any advisory responsibility or any other obligation in favor of the Company or any of its affiliates except the obligations expressly provided for under the Financing Letters, (ii) Jefferies Funding, Jefferies Finance, Jefco, WFF and their respective affiliates, on the one hand, and the Company and its affiliates, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor does the Company or any of its affiliates rely on, any fiduciary duty on the part of us or any of our respective affiliates, and (iii) we are (and are affiliated with) full service financial firms and as such may effect from time to time transactions for our own account or the account of customers, and hold long or short positions in debt, equity-linked or equity securities or loans of companies that may be the subject of the transactions contemplated by this Commitment Letter.  With respect to any securities and/or financial instruments so held by any of us, any of our respective affiliates, or any of our respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of such rights, in its sole discretion. You hereby waive and release, to the fullest extent permitted by law, any claims you have, or may have, with respect to (A) any breach or alleged breach of fiduciary duty, or (B) any conflict of interest arising from such transactions, activities, investments or holdings, or arising from the failure of any of us or the failure of any of our respective affiliates to bring such transactions, activities, investments or holdings to your attention, and

(f)           neither we nor any of our respective affiliates are advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated by the Financing Letters, and neither we nor our affiliates shall have responsibility or liability to you with respect thereto. Any review by us of the Company, the Transactions, the other transactions contemplated by the Financing Letters or other matters relating to such transactions will be performed solely for our benefit and shall not be on behalf of you or any of your affiliates.

11.           Choice of Law;  Jurisdiction; Waivers.  The Financing Letters shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than sections 5-1401 and 5-1402 of the New York General Obligations Law).  To the fullest extent permitted by applicable law, you and we hereby irrevocably submit to the exclusive jurisdiction of any New York State court or federal court sitting in the County of New York of the State of New York in respect of any claim, suit, action or proceeding arising out of or relating to the provisions of any Financing Letter and irrevocably agree that all claims in respect of any such claim, suit, action or proceeding shall be heard and determined in any such court and that service of process therein may be made by certified mail, postage prepaid, to your address set forth above.  You and we hereby waive, to the fullest extent permitted by applicable law, any objection that you or we may now or hereafter have to the laying of venue of any such claim, suit, action or proceeding brought in any such court, and any claim that any such claim, suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  You and we hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any claim, suit, action or proceeding arising out of or relating to the Financing Letters, any of the Transactions or any of the other transactions contemplated hereby or thereby.  The provisions of this Section 11 are intended to be effective upon the execution of this Commitment Letter without any further action by you, and the introduction of a true copy of this Commitment Letter into evidence shall be conclusive and final evidence as to such matters.

12.           Miscellaneous.

(a)           This Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.  Delivery of an executed signature page of this Commitment Letter by electronic transmission will be effective as delivery of a manually executed counterpart hereof.

(b)           You may not assign any of your rights, or be relieved of any of your obligations, under this Commitment Letter without our prior written consent, which may be given or withheld in our sole discretion (and any purported assignment without such consent, at our sole option, shall be null and void).  We may assign the Commitments hereunder to one or more Investors (in consultation with you), whereupon we shall be released from the portion of the Commitments hereunder so assigned; provided that such assignment shall not relieve us of our obligation to fund on the Closing Date the portion of the Commitments so assigned to the extent such assignee fails, upon satisfaction or waiver of all conditions contained in the Financing Letters to such assignee making its initial extensions of credit on the Closing Date, to fund such assigned Commitments on the Closing Date.  Any and all obligations of, and services to be provided by, us hereunder (including the Commitments) may be performed, and any and all of our rights hereunder may be exercised, by or through any of our affiliates or branches and we reserve the right to allocate, in whole or in part, to our affiliates or branches certain fees payable to us in such manner as we and our affiliates may agree in our and their sole discretion.  You also agree that we may at any time and from time to time assign all or any portion of the Commitments hereunder to one or more of our affiliates; provided that such assignment shall not relieve us of our obligation to fund on the Closing Date the portion of the Commitments so assigned to the extent such assignee fails, upon satisfaction or waiver of all conditions contained in the Financing Letters to such assignee making its initial extensions of credit on the Closing Date, to fund such assigned Commitments on the Closing Date.  You further acknowledge that (i) we may share with any of our affiliates, and such affiliates may share with us, any information related to you, the Transactions, the Acquired Business or the Acquiror (and your and their respective affiliates), or any of the matters contemplated in the Financing Letters.

(c)           This Commitment Letter has been and is made solely for the benefit of you, us and the indemnified persons (as defined in Annex B hereto) and your, our and their respective successors and permitted assigns, and nothing in this Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Commitment Letter or your and our agreements contained herein.

(d)           The Financing Letters set forth the entire understanding of the parties hereto as to the scope of the Commitments and our obligations hereunder and thereunder.  The Financing Letters supersede all prior understandings and proposals, whether written or oral, between us and you relating to any financing or the transactions contemplated hereby and thereby.

(e)           You acknowledge that, subject to Section 10, we and our affiliates may be arranging or providing (or contemplating arranging or providing) a committed form of acquisition financing to other potential purchasers of the Acquired Business and that, in such capacity, we and our affiliates may acquire information about the Acquired Business, the Acquisition, and such other potential purchasers and their strategies and proposals, but we and our affiliates shall have no obligation to disclose to you the substance of such information or the fact that we or our affiliates are in possession thereof.

(f)           You agree that we or any of our affiliates may disclose information about the Transactions to market data collectors and similar service providers to the financing community.

(g)           The obligations and duties under the Financing Letters of you and, upon their becoming bound by the provisions hereof, the other Credit Parties shall be joint and several.  You and, upon their becoming bound by the provisions of the Financing Letters, each other Credit Party hereby waives any and all suretyship defenses available to you or it arising out of the joint and several nature of your and its duties and obligations under the Financing Letters.

(h)           We hereby notify you and, upon their becoming bound by the provisions hereof, each other Credit Party (as defined in Exhibit A hereto), that pursuant to the requirements of the USA PATRIOT Improvement and Reauthorization Act, Pub. L. 109-177 (March 9, 2006) (the “Patriot Act”), we and each Investor may be required to obtain, verify and record information that identifies the Credit Parties, which information includes the name, address, tax identification number and other information regarding the Credit Parties that will allow us or such Investor to identify the Credit Parties in accordance with the Patriot Act.  This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and each Investor. You agree that we shall be permitted to share any or all such information with the Investors.

(i)           Solely to avoid confusion, we acknowledge and confirm that nothing contained herein shall in any way obligate Target or the Acquired Business to engage any of us or any of our respective affiliates, or to take or refrain from taking any actions, at any time prior to the closing of the Acquisition.

13.           Amendment; Waiver.  This Commitment Letter may not be modified or amended except in a writing duly executed by the parties hereto.  No waiver by any party of any breach of, or any provision of, this Commitment Letter shall be deemed a waiver of any similar or any other breach or provision of this Commitment Letter at the same or any prior or subsequent time.  To be effective, a waiver must be set forth in writing signed by the waiving party and must specifically refer to this Commitment Letter and the breach or provision being waived.

14.           Credit Parties to Become Parties.  You shall cause each of the Credit Parties to become jointly and severally liable, effective upon the closing of the Acquisition, for any and all of your liabilities and obligations relating to, or arising out of, any of your duties, responsibilities and obligations under the Financing Letters.

15.           Surviving Provisions.  Notwithstanding anything to the contrary in this Commitment Letter (subject to the next sentence): (i) Sections 7 through 14, 16, 17 and this Section 15 shall survive the expiration or termination of this Commitment Letter, regardless of whether definitive financing documentation has been executed and delivered, and (ii) Sections 2, 4 and 6 through 13 and 16 shall survive execution and delivery of the definitive financing documentation.

16.           Amendment of Engagement Letter.  Section 2(b) of the Engagement Letter is hereby amended by deleting the first proviso to the second sentence in its entirety and substituting in lieu thereof the following new proviso:  “; provided that you shall have the right, within 21 days following the execution and delivery of the Commitment Letter by the parties thereto (but not thereafter), to allocate up to 40.0% (in the aggregate) of the economics payable directly in connection with the Debt Financings and the Preferred Equity Offering to one or more third parties”.  Notwithstanding anything to the contrary in the Engagement Letter, for purposes of Section 3(c) of the Engagement Letter, all references to “us” and/or “our” shall be deemed to mean the Jefferies Commitment Parties and WFF.

17.           Acceptance, Expiration and Termination.  Please indicate your acceptance of the terms of the Financing Letters by returning to us executed counterparts of the Financing Letters not later than 5:00 p.m., New York City time, on June 16, 2008 (the “Deadline”).  The Financing Letters are conditioned upon your contemporaneous execution and delivery to us, and the contemporaneous receipt by us, of executed counterparts of each Financing Letter (other than the Engagement Letter, which was executed and delivered prior to the date hereof) on or prior to the Deadline. This Commitment Letter will expire at such time in the event that you have not returned such executed counterparts to us by such time.  Thereafter, except with respect to any provision that expressly survives pursuant to Section 15, this Commitment Letter (but not the other Financing Letters) will terminate automatically on the earliest of (i) the date of termination or abandonment of the Acquisition, (ii) the closing of the Acquisition, (iii) the acceptance by the Target or any of its affiliates (or any of their respective equityholders) of an offer for all or any substantial part of the capital stock or property and assets of the Acquired Business (or any parent company thereof) other than as part of the Transactions, and (iv) 5:00 p.m., New York City time, on November 15, 2008 (the “Drop-Dead Date”); provided that we may extend such date by up to 90 days at our sole election, which may be given or withheld in our sole discretion.  Prior to such date, we may terminate this Commitment Letter if any event occurs or information becomes available that results in the failure to satisfy any condition precedent set forth or referred to in this Commitment Letter on the Drop-Dead Date.  In addition, Jefferies Funding’s Commitment hereunder to provide Bridge Loans shall terminate upon the closing of the sale of the Notes (in escrow or otherwise) yielding gross proceeds of at least $315.0 million (plus the amount of any increase in the size of the Notes Offering pursuant to Section 1(a)(vii) of the Flex and Securities Demand Letter).

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

JEFFERIES FUNDING LLC

By:	/s/ Brent Stevens
	Name:	Brent Stevens
	Title:	Exec. Vice President

JEFFERIES FINANCE LLC

By:	/s/ E.J. Hess
	Name:	E.J. Hess
	Title:	Managing Director

JEFFERIES & COMPANY, INC.

By:	/s/ Brent Stevens
	Name:	Brent Stevens
	Title:	Exec. Vice President

WELLS FARGO FOOTHILL, LLC

By:	/s/ Russell W. Parks III
	Name:	Russell W. Parks III
	Title:	Senior Director

Accepted and agreed to as of the
date first above written:

/s/ Tilman J. Fertitta
TILMAN J. FERTITTA